FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2008

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on May 27, 2008.

EXHIBIT 1

Omega Navigation Enterprises, Inc. Reports First Quarter 2008 Results

Piraeus, Greece, May 27, 2008 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX: ONAV50), a provider of global marine transportation services focusing on product tankers, announced today its financial and operational results for the first quarter ended March 31, 2008.

The Company had previously announced the declaration of its quarterly cash dividend with respect to the first quarter of 2008 of $0.50 per share payable on May 30, 2008 to stockholders of record on May 20, 2008.

First Quarter 2008 Results

For the quarter ended March 31, 2008, Omega Navigation reported total revenues from continuing and discontinued operations of $18.9 million and Net Income of $4.9 million, or $0.33 per basic share, excluding a non-cash book loss on its interest rate collar, fixed rate swaps and non cash incentive compensation grants. In April 2008 the Company entered into a restructuring agreement to amend its existing interest rate collar option, whereby the bank agreed to absorb any cash or non-cash losses incurred in connection with the collar  until April 2008. At the same time, the Company entered into alternative swap agreements, further details of which are described in detail below. Excluding only the non-cash book losses other than on the interest rate collar, Net Income was $3.9 million, or $0.26 per basic share. Including all non-cash items and in order to reconcile to the Statement of Income, Net Income was $2.2 million, or $0.15 per basic share. The calculations of the above basic earnings per share treat all outstanding shares as if they were a single class. EBITDA for the first quarter of 2008 was $ 12.7 million.  Please see below for a reconciliation of EBITDA to Cash from Operating Activities.

Net Income included $1.2 million of revenues related to profit sharing on charters of the vessels Omega Lady Miriam and Omega Theodore.

Discontinued operations refer to the operation of the two dry bulk carriers that the Company agreed to sell in September 2006 and delivered on schedule to their new owners in January 2007.

The Company owned and operated an average of 8 vessels, all product carriers, during the first quarter of 2008, and 6 product carriers in the first quarter of 2007.  The Omega Emmanuel was delivered from the shipyard on March 28, 2007 and operated for only 3 days in the first quarter of 2007.  Excluding profit sharing, the Panamax product carriers earned an average time-charter equivalent rate of $25,076 per day per vessel during the first quarter of 2008, versus $24,971 per day per vessel, during the first quarter of 2007.  The Handymax product tankers earned an average time charter equivalent rate of $ 20,759 per vessel per day during the first quarter of 2008 versus $20,819 per day per vessel during the first quarter of 2007.

Since the inception of the charters of the product tankers through the first quarter of 2008, the Company has received $5.0 million of cash generated from profit sharing agreements.  To date, the Company has recorded income of $5.2 million. The table below presents the amount of profit share revenues recorded per quarter.

Quarter	Amount of profit share revenues recorded per quarter
1st Quarter 2007	$1.1 million
2nd Quarter 2007	$1.0 million
3rd Quarter 2007	$1.3 million
4th Quarter 2007	$0.6 million
1st Quarter 2008	$1.2 million
Total	$5.2 million

The Company expects to receive approximately an additional $2.7 million in cash related to the profit sharing agreements for voyages performed until the end of the first quarter 2008 and book to income approximately an additional $2.5 million in subsequent quarters.

Operating expenses for the Handymax product tankers averaged $4,593 per day per vessel in the first quarter of 2008 versus $4,298 per day per vessel in the first quarter of 2007.  Panamax product tankers averaged operating expenses of $5,278 per day per vessel in the first quarter of 2008 versus $4,842 per day per vessel in the first quarter of 2007.  We operated 6 Panamax and 2 Handymax tankers in the first quarter of 2008 versus 4 Panamax and 2 Handymax tankers in the first quarter of 2007. The increase of the daily operating expenses of the Panamax as well as the Handymax product tankers relates mainly to an increase in crew wages.

Debt Restructuring

We concluded our debt restructuring on March 28, 2008. The debt restructuring reduced the outstanding balance of our current senior secured facility by approximately $39.0 million, which was in turn replaced by a long term junior secured credit facility of $42.5 along with certain other changes in terms.  Part of the proceeds were used to finance the repayment of our $2.4 million short term obligations under our bridge loan facility. Both senior and junior facilities are non-amortizing, providing for a final repayment of principal in April 2011. The restructuring also contains loan covenants which the Company believes are more favorable and more typical of covenants entered into by listed shipping companies. Full details of the debt restructuring were disclosed in a separate release dated March 31, 2008.

Interest Rate Hedging Arrangement

In March 2008 we entered into a swap transaction with the junior lenders under which the interest rate under the junior secured credit facility was fixed at 2.96% per annum until maturity. Further, in April 2008 we amended the previous collar arrangement with HSH Nordbank which provided for a cap at 5.55% and a floor at 4.80%, agreed for the bank to absorb any cash and non-cash losses incurred until April 2008, and we entered into a Participation Swap with a gradual alignment factor in the amount of $150 million with a cap at 5.1% and a floor at 2.5%. The term is coterminous with the term of the senior credit facility, i.e., until April 2011.  The remainder of senior debt that amounts to $92.7 million will continue to float with LIBOR.

We believe these arrangements will enable us to take advantage of the current low interest rate environment and lower our overall interest expense considerably compared to our previous hedging transactions.

Fleet Developments / Subsequent events

Current Fleet

Omega Navigation’s current fleet includes eight double hull product tankers with an aggregate carrying capacity of 512,358 dwt. All of the Company’s product tankers are employed under time charters having a minimum term of three years from their respective delivery dates and are chartered to established charterers including Norden, ST Shipping (Glencore) and Torm. Six of the eight product tankers have profit sharing arrangements which enable the Company to share in the charter market’s upside potential.

Acquisition contracts

On May 19, 2008 the Company announced that it had entered into an agreement with an unaffiliated third party to purchase two 47,000 dwt. newbuilding double hull product tankers for $55.5 million each.  The first vessel is expected to be delivered on or about the second quarter of 2009 and the second vessel is expected to be delivered on or about the third quarter of 2010. The purchase agreement requires a deposit of 10% of the purchase price to be placed in a joint account with sellers and buyers by May 30, 2008. The Company has entered into an agreement with a commercial bank to finance 90% of the above deposit payment with bank debt. Therefore, the Company will only invest $1.1 million cash at the time of the deposit for both vessels. The Company has also agreed with the same commercial bank for the financing of up to 75% of the purchase price of the vessels at the time of their respective deliveries. The agreed interest rate will range between 100 to 120 bps over LIBOR depending on the applicable ratio of loan to vessels’ market value and the financial covenants are in line with the existing covenants under our other senior secured credit facilities. At delivery, the vessels will each be chartered for three years to ST Shipping (a subsidiary of Glencore International A.G.) for a gross base rate of $21,135 per day per vessel.  In addition, the charters also provide for profit sharing, whereby the Company will share equally in any upside above the base rate with the charterer, based on the vessels’ actual quarterly trading results.

Newbuilding contracts

On June 19, 2007, the Company announced that it had signed shipbuilding contracts with Hyundai Mipo Dockyard, to construct and acquire five newbuilding double hull Handymax product tankers each with a capacity of 37,000 dwt. Four of these vessels are scheduled for delivery in 2010 with the fifth scheduled for delivery in early 2011.  The purchase price is $44.2 million per vessel and the payment terms are more attractive than, what the Company believes to be industry standard.

With the addition of these seven vessels Omega’s enlarged fleet will consist of 15 product carriers with a total deadweight capacity of 791,358 tons.

Management Commentary:

George Kassiotis, President and Chief Executive Officer of Omega Navigation, commented: “We are pleased to have concluded our eighth consecutive profitable quarter since our IPO in April 2006. We attribute our strong operational and financial results to our strategy of acquiring high quality modern vessels and seeking predictable and stable cash flows through the long term employment of our vessels. In addition, the fact that the charters of six of our eight product tankers have profit sharing enables us to participate in the upside potential of the charter market and thereby maximize our profitability and the return for our shareholders.

“All of our vessels in our current fleet are under three year time charters with established charterers pursuant to which we have secured 100% of our operating days for 2008 and 63% in 2009. The charters on the two Panamax Ice Class vessels delivered to us in March and April of 2007 extend to 2010.  The recently announced acquisition of two newbuilding product tankers to be delivered in the second quarter of 2009 and second or third quarter of 2010 have also already been chartered out for three years, thereby enhancing the stability and visibility of our cash flows.

“We would like to reiterate that we are pursuing a strategy of prudent growth, gradually expanding our revenue and profit generation capabilities. Based on the activity we have announced so far, we expect to add seven newbuilding product carriers to our fleet, thereby expanding it to a total of 15 vessels, and solidifying our position as a major player in the global product tanker market. We will be taking delivery of these seven vessels between the second quarter 2009 and the first quarter 2011, at a time when newbuilding berths for product tankers around the world are becoming increasingly hard to find.  In addition, the two MR resale acquisitions are favorably comparable to the current value of a similar prompt delivered vessel and the newbuilding contract values for similar vessels to our five newbuildings we ordered in June 2007 have already appreciated since we contracted them.

“We remain optimistic about the long term fundamentals of the product tanker market, the area of our strategic focus. We believe that we enjoy strong competitive advantages in this market with our focused business strategy, our fleet of young high quality vessels, long term employment with established charterers, a solid and flexible capital structure and a strong management team, enabling us to continue delivering strong, stable and predictable results for our shareholders.

“Finally, we continued with our stable dividend policy, declaring our eighth consecutive quarterly dividend of $0.50 per common share.”

Quarterly Dividend

On May 8, 2008 the Company announced its eighth consecutive quarterly dividend since it went public, of $0.50 per common share, payable on May 30, 2008 to shareholders of record as of May 20, 2008.

Omega Navigation intends to declare and pay quarterly dividends to shareholders in amounts that are substantially equal to the available cash from operations during the previous quarter after cash expenses, and other discretionary reserves.

Gregory McGrath, Chief Financial Officer of Omega Navigation, commented “We have now paid or declared on schedule eight consecutive quarterly dividends since going public in the amount of $0.50 per common share, aggregating $ 4.00 per common share. Our next quarterly dividend declaration is anticipated for August 2008. Our overall objective is to pursue a strategy of disciplined growth, while at the same time implementing a stable, dividend payout. We believe this strategy will maximize shareholder value over the long term.

“Our subordinated share structure enhances our Company’s ability to pay dividends to the public shareholders. The Class B shares held by the initial shareholder, which were approximately 20.5% of the total outstanding shares, are subordinated in respect of paying dividends to the public shareholders.

“As of March 31, 2008, the Company had a ratio of debt to market value of 55% in respect to the current eight vessel fleet and a net debt to book capitalization ratio of 63% including debt already incurred under the predelivery financing of the five newbuildings which we believe are modest ratios for industry standards given our strong time charter coverage and the young age and quality of our fleet.

“The recent restructuring of our debt facility increases our financial flexibility and will enhance our ability to pursue our strategy of prudent growth aimed at increasing shareholder value in the longer term.”

Fleet Data

Panamax Tankers	Handymax Tankers

	Three months ended		Three months ended
	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007

Number of vessels at end of period	6	5	2	2
Average age of fleet (in years)	3	3	2	1
Ownership days (1)	546	364	182	180
Available days (2)	546	364	182	180
Operating days (3)	546	364	182	180
Fleet Utilization (4)	100%	100%	100%	100%
Voyage revenues (net of voyage expenses) (7)	$13,691,500	$ 9,089,615	$3,778,216	$ 3,747,436
Time charter equivalent (TCE) rate $/day (5)(7)	25,076	24,971	20,759	20,819
Vessel operating expenses (net of predelivery expenses)	$2,882,029	$1,762,620	$835,991	$773,599
Daily vessel operating expenses $/day(6)	5,278	4,842	4,593	4,298

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2)

Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3)

Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4)

We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5)

Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)

Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, but excludes any predelivery expenses incurred at or prior to the delivery of the product tankers, are calculated by dividing vessel operating expenses by ownership days for the relevant period. For the three months ended March 31, 2008, pre-delivery expenses amounted to $0 million for Panamax product tankers and $0 for Handymax product tankers. For the three months ended March 31, 2007, pre-delivery expenses amounted to $0.4 million for Panamax product tankers and $0 for Handymax product tankers.

(7)

For the three months ended March 31, 2007 excludes $ 1.1 million of profit sharing revenue booked in the first quarter of 2007 on the “Omega Lady Sarah”, and the “Omega Lady Miriam”. For the three months ended March 31, 2008 excludes $ 1.2 million of profit sharing revenue booked in the first quarter of 2008 on the “Omega Lady Miriam”, and the “Omega Theodore”.

Fleet Profile and Employment:
The table below describes the profile and employment of the Company’s fleet as of today:

Vessel	Sister Ship (1)	Year Built	Deadweight (dwt)	Type	Delivery Date	Daily Hire Rate (2)		Re-delivery
CURRENT FLEET
Panamax Product Tankers
Omega Queen	A	2004	74,999	LR1	May-06	$26,500	(3)	May-09
Omega King	A	2004	74,999	LR1	Jun-06	$26,500	(3)	Jun-09
Omega Lady Sarah	C	2004	71,500	LR1 – Ice Class 1C	Jun-06	$24,000	(4)	Jun-09
Omega Lady Miriam	C	2003	71,500	LR1 – Ice Class 1C	Aug-06	$24,000	(4)	Jul-09
Omega Emmanuel	D	2007	73,000	LR1 - Ice Class 1A	Mar-07	$25,500	(6)	Apr-10
Omega Theodore	D	2007	73,000	LR1 - Ice Class 1A	Apr-07	$25,500	(6)	May-10
Handymax Product Tankers
Omega Prince	B	2006	36,680	Ice Class 1A	Jun-06	$21,000	(5)	Jun-09
Omega Princess	B	2006	36,680	Ice Class 1A	Jul-06	$21,000	(5)	Jun-09
TOTAL (DWT):			512,358
Additional Handymax Vessels
TBN1	E	2010	37,000		Mar-10
TBN2	E	2010	37,000		July-10
TBN3	E	2010	37,000		Sept-10
TBN4	E	2010	37,000		Dec-10
TBN5	E	2011	37,000		Feb-11
TBN6	F	2009	47,000		Jun-09	$21,135	(7)	Jun-12
TBN7	F	2010	47,000		Aug-10	$21,135	(7)	Aug-13
Total (DWT):			279,000

(1) Each vessel is a sister ship of each other vessel that has the same letter.

(2) This table shows gross charter rates and does not include brokers’ commissions, which are 1.25% of the daily time charter rate.

(3) The Company has granted Torm the option to extend the charter for 24 months at a minimum daily time charter hire rate of $28,500.

(4) Plus any additional income under profit sharing provisions of the Company’s charter agreement.

(5) Plus any additional income under profit sharing provisions of the charter agreements with D/S Norden A/S. The Company has granted the charterers the option to extend the charter for 12 months at a minimum daily time charter hire rate of $24,000.

(6) Plus any additional income under profit sharing arrangements, according to which charter earnings in excess of $ 25,500 per day will be divided equally between Omega Navigation and ST Shipping. When the vessels trade in ice conditions, the profit sharing between Omega Navigation and ST Shipping is 65/35% respectively.

(7) Plus any additional income under profit sharing arrangements, according to which charter earnings in excess of $ 21,135 per day will be divided equally between Omega and ST Shipping.

Conference Call and Webcast:

As previously announced, the Company’s management will host a conference call to discuss its first quarter 2008 results on Wednesday 28, 2008 at 10:00 A.M. EDT.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (US Toll Free Dial In), 0800-953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Omega”.

In case of any problem with the above numbers, please dial 1-866-223-0615 (from the US),

0800 694 1503 (from the UK) or + 44 (0) 1452 586 513 (all other callers). Please quote “Omega”.

A telephonic replay of the conference call will be available until June 4, 2008 by dialing 1-866-247-4222 (US Toll Free Dial In), 0800-953-1533 (UK Toll Free Dial In) or +44(0)1452-55-00-00 (Standard International Dial In). Access Code: 3663884#.

Slides and audio webcast: There will also be a live, and then archived, webcast of the conference call, through Omega Navigation’s website (www.omeganavigation.com) Participants into the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Omega Navigation Enterprises Inc

Consolidated Statement of Income

 (All amounts expressed in thousands of U.S. Dollars)

	Three months ended
	March 31, 2008 (unaudited)	March 31,2007 (unaudited)

CONTINUING OPERATIONS
Revenues:
Voyage revenue	18,859	14,139

Expenses:
Voyage expenses	(232)	(195)
Vessel operating expenses	(3,718)	(2,943)
Depreciation and amortization	(4,646)	(3,522)
Management fees	(307)	(248)
Options’ premium	-	(100)
General and administrative expenses	(1,107)	(1,093)
Incentive Compensation	(729)	(64)
Foreign currency losses	(66)	(8)
Operating income	8,054	5,966

Other income / (expenses)
Interest and finance costs	(3,993)	(3,823)
Interest income	133	946
Change in fair value of warrants settled liabilities	20	-
Loss on derivative instruments	(1,997)	(234)
Total other income /(expenses), net	(5,837)	(3,111)

INCOME FROM CONTINUING OPERATIONS	2,217	2,855

DISCONTINUED OPERATIONS
Income/(Loss) from discontinued operations of the bulk carrier fleet	20	(166)
INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	20	(166)

Net income	2,237	2,689

Omega Navigation Enterprises Inc

Consolidated Balance Sheet

(All amounts expressed in thousands of U.S. Dollars)

	March 31,2008	December 31,2007
	(unaudited)	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	10,975	8,893
Accounts receivable, trade	570	179
Inventories	574	501
Prepayments and other	619	848
Restricted cash	74	417
Total current assets	12,812	10,838

FIXED ASSETS:
Vessels, net	456,632	461,251
Property and equipment, net	92	103
Advances for vessels’ acquisition	45,355	44,869
Total fixed assets	502,079	506,223

OTHER NON CURRENT ASSETS:
Deferred charges	330	343
Restricted cash	5,067	5,081
Total other non current assets	5,397	5,424

Total assets	520,288	522,485

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long term debt	-	781
Accounts payable	1,172	869
Accrued and other current liabilities	1,834	2,740
Deferred revenue	2,235	1,869
Warrants	7,078	-
Derivative liability	3,431	1,151
Dividends payable	74	30
Total current liabilities	15,824	7,440

NON-CURRENT LIABILITIES:
Long term debt, net of current portion	323,998	322,565
Warrants	-	7,097
Derivative liability	144	428
Long Term Dividends payable	68	81
Other Long Term Liabilities	18	-
Total non-current liabilities	324,228	330,171

COMMITMENTS AND CONTINGENCIES:	-	-

Stockholders’ equity:
Common stock	152	151
Additional paid-in capital	197,776	197,047
Accumulated deficit	(17,692)	(12,324)
Total stockholders’ equity	180,236	184,874
Total liabilities and stockholders’ equity	520,288	522,485

Omega Navigation Enterprises Inc

Consolidated Statement of Cash Flows

(All amounts expressed in thousands of U.S. Dollars-)

	Three months ended
	March 31, 2008	March 31, 2007
	(unaudited)	(unaudited)
Cash flows from operating activities
Income from continuing operations	2,217	2,855

Net cash provided by continuing operating activities	9,371	8,168
Net cash provided by/(used in) discontinued operating activities	-	(885)
Net cash from continuing and discontinued operating activities	9,371	7,283

Cash flows from investing activities
Net cash (used in) investing activities-continuing operations	(496)	(66,199)
Net cash provided by investing activities-discontinued operations	-	81,468
Net cash (used in)/provided by investing activities- continuing and discontinued operations	(496)	15,269

Cash flows from financing activities
Net cash (used in)/provided by financing activities-continuing operations	(6,793)	38,601
Net cash (used in) financing activities-discontinued operations	-	(38,809)
Net cash (used in) financing activities-continuing and discontinued operations	(6,793)	(208)

Net increase in cash and cash equivalents	2,082	22,344
Cash and cash equivalents at the beginning of the period	8,893	3,862
Cash and cash equivalents at end of period	10,975	26,206

Omega Navigation Enterprises Inc

Reconciliation of EBITDA (1) to Cash from Operating Activities

(All amounts expressed in thousands of U.S. Dollars)

CONTINUING OPERATIONS	Three months ended
	March 31, 2008	March 31, 2007

Net cash from operating activities	9,371	8,168
Net increase in current assets	236	177
Net increase/(decrease) in current liabilities excluding bank debt	166	(1,462)
Stock based compensation	(729)	(64)
Write off of options’ premium	-	(100)
Change in fair value of warrants settled liability	20	-
Net interest (income)/expense	3,862	2,837
Amortization of financing costs	(206)	(67)
EBITDA	12,720	9,489

CONTINUING & DISCONTINUED OPERATIONS	Three months ended
	March 31, 2008	March 31, 2007

Net cash from operating activities	9,371	7,283
Net increase in current assets	236	326
Net increase/(decrease) in current liabilities excluding bank debt	186	(851)
Stock based compensation	(729)	(64)
Write off of options’ premium	-	(100)
Change in fair value of warrants settled liability	20	-
Net interest (income)/expense	3,862	2,966
Amortization of financing costs	(206)	(108)
EBITDA	12,740	9,452

 (1) EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by US GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included here because it is a basis upon which we assess our liquidity position because we believe it presents useful information to investors regarding our ability to service and/or incur indebtedness.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of double hull product tankers. The current fleet includes eight double hull product tankers with a carrying capacity of 512,358 dwt which are chartered out under three-year time charters with an average age of less than three years. The company has also announced the signing of shipbuilding contracts to construct and acquire five additional product tankers with a capacity of 37,000 dwt each scheduled for delivery between March 2010 and early in 2011 and two additional product tankers with a capacity of 47,000 dwt the first scheduled for delivery on or about the second quarter 2009 and the second scheduled for delivery on or about the third quarter 2010. With the addition of these seven vessels, Omega's fleet will expand to 15 product tankers with a total deadweight capacity of 791,358 dwt.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation's Class A Common Shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50".

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President
Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  May 27, 2008

  By:

 /s/ Gregory A. McGrath

  ------------------------

Gregory A. McGrath
Chief Financial Officer